UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

Name of issuer:

20Slash20, Inc.

Legal status of issuer:

Form:

Corporation (C-Corporation)

Jurisdiction of Incorporation/Organization:

Delaware

Date of organization:

March 16, 2023

Physical address of issuer:

2707 E Valley Blvd #216, West Covina, California 91792

Website of issuer:

https://theeyedrink.com

Name of intermediary through which the offering will be conducted:

Mr. Crowd

CIK number of intermediary:

0001666102

SEC file number of intermediary:

7-42

CRD number:

284278

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

1. The issuer shall pay the intermediary a fee equal to 5% of the gross amount raised.
2. The issuer shall pay or reimburse all reasonable out-of-pocket third party expenses incurred by the intermediary on behalf of the issuer.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
No.

Qualified Third Party:
North Capital acts as the Escrow Facilitator in this Offering.

Type of security offered:
Common Stock

Target number of securities to be offered:
236

Price (or method for determining price):
$4.25 per share (see Question 21)

Target offering amount:
$1,003

Oversubscriptions accepted:
Yes.

If yes, disclose how oversubscriptions will be allocated:
First-come, first-served basis

Maximum offering amount:
$124,000

Deadline to reach the target offering amount:
December 31, 2026

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
2

	Most recent fiscal year-end (Dec 31, 2025)	Prior fiscal year-end (Dec 31, 2024)
Total Assets	67,839	143,772
Cash & Cash Equivalents	13,688	118,784
Accounts Receivable	0	0

	Most recent fiscal year-end (Dec 31, 2025)	Prior fiscal year-end (Dec 31, 2024)
Short-term Debt	9,240	21,344
Long-term Debt	0	0
Revenues/Sales	2,911	2,347
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income (Loss)	(163,829)	(114,587)

The figures above are presented for the two most recently completed fiscal years ended December 31, 2025 and December 31, 2024. The Company was incorporated in the State of Delaware on March 16, 2023. All figures are unaudited and stated in U.S. dollars.

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

ALABAMA, ALASKA, ARIZONA, ARKANSAS, CALIFORNIA, COLORADO, CONNECTICUT, DELAWARE, DISTRICT OF COLUMBIA, FLORIDA, GEORGIA, HAWAII, IDAHO, ILLINOIS, INDIANA, IOWA, KANSAS, KENTUCKY, LOUISIANA, MAINE, MARYLAND, MASSACHUSETTS, MICHIGAN, MINNESOTA, MISSISSIPPI, MISSOURI, MONTANA, NEBRASKA, NEVADA, NEW HAMPSHIRE, NEW JERSEY, NEW MEXICO, NEW YORK, NORTH CAROLINA, NORTH DAKOTA, OHIO, OKLAHOMA, OREGON, PENNSYLVANIA, PUERTO RICO, RHODE ISLAND, SOUTH CAROLINA, SOUTH DAKOTA, TENNESSEE, TEXAS, UTAH, VERMONT, VIRGINIA, WASHINGTON, WEST VIRGINIA, WISCONSIN, WYOMING

Offering Statement

Important:

Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting, and losing your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle. Funding Portal is only required to conduct limited due diligence on each Issuer and does not in any way give investment advice, provide analysis or recommendations regarding any offering posted on the Funding Portal. Past performance is not indicative of future performance. All investors should make their own determination of whether or not to make any investment in an offering, based on their own independent evaluation and analysis and after consulting with their financial, tax and investment advisors. Prior to making any investment, you will be required to demonstrate your understanding of the speculative nature of investing in such private securities. The securities offered on this Funding Portal can only be marketed in jurisdictions where public solicitation of offerings are permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence. You are strongly advised to consult your legal, tax and financial advisor before investing.

FORWARD-LOOKING STATEMENTS

This Form C contains many statements that are "forward-looking". You can identify these statements by the use of terms such as "believe," "anticipate," "expect," "estimate," "future," "intend," "may," "ought to," "plan," "should," "will," negatives of such terms or other similar statements. You should not place undue reliance on any of these forward-looking statements. Although we believe our assumptions in making these forward-looking statements are reasonable, our assumptions may prove to be incorrect and you are cautioned not to place undue reliance on such statements. The forward-looking statements in this Form C include, but are not limited to, statements relating to:

- our goals and strategies and our various measures to implement such strategies;
- our future business development, results of operations and financial condition;
- the expected growth of and changes in the functional beverage and eye-health nutraceutical industry;
- projected revenues, profits, earnings and other estimated financial information;
- our ability to capture future market share;
- our ability to maintain strong relationships with our customers and business partners;
- our planned use of proceeds;
- our ability to protect our intellectual property rights; and
- government policies regarding the functional beverage and eye-health nutraceutical industry.

The forward-looking statements included in this Form C are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of many factors, including but not limited to the following:

- competition in the functional beverage and eye-health nutraceutical industry;
- growth of, and risks inherent in, the functional beverage and eye-health nutraceutical industry in the USA;
- our reliance on our key customers, distribution partners and eye-care professionals for our revenue;
- our ability to continuously keep up with changes in technology and consumer preferences;

- maintaining the quality and regulatory compliance of our products;
- our ability to attract and retain qualified executives and personnel; and
- our ability to protect and enforce our intellectual property rights.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Form C, whether as a result of new information, future events or otherwise, except as required by law and the Regulation Crowdfunding. All forward-looking statements contained in this Form C are qualified by reference to this cautionary statement.

DEFINITIONS AND INTERPRETATION

In this Offering Statement the following words and expressions and abbreviations have the following meanings, unless the context otherwise requires:

"Affiliate" means with respect to any Person, any Person directly or indirectly controlling, controlled by, or under common Control with, such Person and with respect to 20Slash20, Inc. shall include any joint venture in which 20Slash20, Inc. holds directly or indirectly a twenty percent (20%) or greater ownership interest.

"Business Day" means a day other than a Saturday, Sunday, federal, state or provincial holiday or other day on which commercial banks in New York City are authorized or required by law to close.

"Board" means the board of directors of 20Slash20, Inc.

"Company" means 20Slash20, Inc.

"Funding Portal" means the equity crowdfunding platform (https://www.MrCrowd.com) operated by Ksdaq Inc. and registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority.

"Investor" means any person who subscribes the Shares.

"Issuer" means 20Slash20, Inc.

"Ksdaq" means Ksdaq Inc, the intermediary through which the Offering will be conducted.

"Mr. Crowd" means the name under which Ksdaq Inc. conducts its business.

"Offering" means the offering or selling of the Shares in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)).

"Purchaser" means any person who purchased the Shares.

"SEC" means the United States Securities and Exchange Commission.

"Shares" means the Common Stock of 20Slash20, Inc.

"Share Subscription Agreement" means the agreement between the Issuer and each Subscriber pursuant to which the Subscriber acquires the Shares.

"Subscriber" means any person who subscribes the Shares.

The Company

1. Name of issuer:

20Slash20, Inc.

ELIGIBILITY

2. The issuer certifies that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

The issuer certifies that neither the issuer nor any of its predecessors has previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

DIRECTORS

4. Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dr. Roger Li Chung Wu, O.D.	Dates of Board Service: October 2023 to Now

Principal Occupation:

Founder, Chief Executive Officer and President of 20Slash20, Inc. (West Covina, CA); practicing Doctor of Optometry.

Dr. Roger Wu is an optometrist and serial entrepreneur with a career spanning more than 25 years. Since beginning his practice in 1997, he has pioneered innovations in eye care, including developing artificial-intelligence software designed to monitor the risk factors of digital eye strain and dry eye among device users. Over the past two decades, Dr. Wu observed a troubling rise in dry-eye cases and early macular changes, often in younger, screen-heavy patients. Recognizing the lack of effective solutions that both address these issues and improve patient compliance, he created The Eye Drink — a ready-to-drink functional beverage formulated specifically for ocular health — and founded 20Slash20, Inc. to commercialize it.

Business Experience (positions held during the past three years):

Employer: *20Slash20, Inc.* (functional beverage / eye-health nutraceuticals)
Founder, Chief Executive Officer & President, October 2023 to Now
Responsibilities: overall corporate strategy, product formulation and development, capital raising, partnerships with eye-care professionals, and day-to-day management of the Company.

Employer: *Private Optometry Practice* (Los Angeles area)
Doctor of Optometry / Owner, 2005 to Now
Responsibilities: clinical optometric care, practice management, and clinical research into digital eye strain and dry-eye disease.

Education: B.S. in Biochemistry, Rutgers University; Doctor of Optometry, Pennsylvania College of Optometry.

OFFICERS

5. Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: Dr. Roger Li Chung Wu, O.D.	Dates of Service: October 2023 to Now

Chief Executive Officer & President. Please refer to Question 4 above for Dr. Wu's principal occupation and business experience.

Principal Security Holders

6. The name and ownership level of each person, as of the most recent practicable date,* who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering**

Dr. Roger Li Chung Wu	3,000,000 Shares of Common Stock [1]	78.053%

(1) Dr. Wu directly holds 3,000,000 shares of Common Stock, representing approximately 78.053% of the Company's 3,843,530 shares of Common Stock issued and outstanding as of the most recent practicable date (approximately 43.837% on a fully-diluted basis, assuming issuance of all 3,000,000 shares reserved for future grant under the Company's equity incentive plan). Dr. Wu is the founder and controlling stockholder of the Company. The Company's remaining issued and outstanding shares are held by other stockholders, none of whom beneficially owns 20% or more of the outstanding voting equity securities. Ownership is presented on the basis of the Company's capitalization records as of the most recent practicable date and is subject to confirmation against the Company's final capitalization table.

* The issuer certified that the above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

** To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangements, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities, they should be included as being "beneficially owned." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

Business and Anticipated Business Plan

7. The business of the issuer and the anticipated business plan of the issuer.

Please refer to *Appendix A — Business and Anticipated Business Plan.*

Risk Factors

Important:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. The material factors that make an investment in the issuer speculative or risky:

Please refer to *Appendix B — Risk Factors.*

The Offering

9. The purpose of this offering:

The purpose of this offering is to raise funds that we will use to fund our current and future operations — principally inventory and production of The Eye Drink, sales and marketing, and expansion of our distribution through eye-care professionals and direct-to-consumer channels — and to provide us with a capital structure that will enable us to grow our business.

10. The use of proceeds from this offering is set out as below:

	If Target Offering Amount Sold	If Maximum Amount Sold
Total Proceeds	$1,003	$124,000
Less: Offering Expenses		
Intermediary (Portal) Fee — 5%	$50	$6,200
Net Proceeds	**$953**	**$117,800**
Inventory & Production	$953	$60,000
Sales & Marketing / Brand Development	$0	$40,000
Working Capital & Reserves	$0	$17,800

Note: The allocation of funds is flexible and may be adjusted by management based on the actual amount raised and evolving business needs.

If Target Offering Amount Sold ($1,003): Because the target offering amount is intentionally modest, net proceeds at the target level will be applied substantially in full to **inventory and production** — the purchase of beverage ingredients, co-packing/bottling runs and related supplies — to support continued availability of The Eye Drink across its three flavors. The Company's existing cash reserves, rather than this offering, are expected to sustain ordinary operations; proceeds at the target level supplement working inventory.

If Maximum Amount Sold ($124,000): At the maximum level, net proceeds are allocated across three priorities:

- **Inventory & Production ($60,000):** larger production runs to lower per-unit cost, broaden flavor availability, and reduce the risk of stock-outs as demand from optometry offices and subscribers grows.

- **Sales & Marketing / Brand Development ($40,000):** digital advertising, content, professional-channel sampling kits for eye-care practices, and subscription-club acquisition to expand the customer base.

- **Working Capital & Reserves ($17,800):** general corporate purposes, freight and fulfillment, compliance, and a contingency reserve.

Transaction, Securities Delivery & Cancellation of Investments

11. How will the issuer complete the transaction and deliver securities to the investors?

1. To commit an investment in the Offering, an Investor will submit, through the Funding Portal, an investment ticket on the Issuer's securities offering page on the Funding Portal with the quantity of shares the Investor wants to invest. After the submission of the investment ticket, the Investor will be instructed to execute a Share Subscription Agreement by signing it electronically.

2. Once the Share Subscription Agreement is signed and executed, the Investor will receive an email confirmation of the investment commitment. The Investor can also find his or her investment commitment on the "My Portfolio" page on the Funding Portal at: https://www.mrcrowd.com/portfolio

3. Upon receiving the confirmation of the investment commitment, the investor will be responsible for transferring funds to an escrow account held with a third party escrow agent on behalf of the issuer. The fund transfer methods can be ACH, wiring, or check, whichever available.

4. Once the funds are transferred to the escrow account, the Investor will receive another email confirmation to acknowledge that his or her funds are received.

5. The Investor will receive email updates on the latest progress of the offering, including when 50%, 75% and 100% of the minimum fundraising target are met.

6. After the target offering amount has been reached and the Issuer decides to end the offering, the Investor's funds will be transferred from the escrow account to the Issuer on the deadline of this offering identified in this Form C (Original Deadline), except in the following situation where the funds will be transferred to the Issuer earlier than the Original Deadline:

   a. when the minimum funding target is met prior to the Original Deadline and;

   b. this Form C and the information of this securities offering have been posted and publicly available on the Funding Portal for at least 21 days and;

c. the Issuer chooses to end the offering earlier than the Original Deadline and;

d. the Issuer has notified the Investor by email the new deadline for this securities offering (New Deadline) at least 5 business days before the New Deadline and the Investor doesn't cancel his or her investment commitment on the "My Portfolio" page on the Funding Portal 48-hours prior to the New Deadline.

7. Once the Investor's funds are transferred from the escrow account to the Issuer, the Issuer will issue the Securities to Investors.

8. The securities issued in this offering will be in book-entry form only, which means that no physical stock certificates will be issued. The ownership of the securities purchased through this offering will be held in the Investor's name in book-entry format maintained by the Issuer or the Issuer's transfer agent.

Investors should be aware of the followings:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment;

---

12. How does an investor cancel an investment commitment?

Investors can cancel their investment commitments until 48 hours prior to the deadline identified in this FORM C. This can be done via the "My Portfolio" page on the Funding Portal. Investors who have cancelled their investment commitments will receive a refund of their original investments.

Mr. Crowd will notify investors by email if the minimum funding target has been met. If this minimum funding target is met prior to the deadline identified in this Form C, the issuer may end this securities offering earlier by giving investors notice of the new deadline for the securities offering by e-mail at least 5 business days before the new deadline. Investors can cancel their investment commitment before the 48-hour period prior to the new deadline. Investors who have cancelled their investment commitments will receive a refund of their original investments.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

If the issuer does not complete an offering including the failure of meeting the minimum funding target, Mr. Crowd will within five business days: (i) Give or send each investor a notification of the cancellation, disclosing the reason for the cancellation, and the refund amount that the investor is expected to receive; (ii) Direct the refund of investor funds.

Rolling Close

If the Target Offering Amount is reached before the Offering Deadline, the issuer may conduct a rolling close, in which the issuer will withdraw all or part of the funds raised while keeping the Offering open until the offering deadline. If the issuer decides to conduct a rolling close, Mr. Crowd will notify investors by email at least 5 business days before the rolling close date. These investors can cancel their investment commitment before the 48-hour period prior to the rolling close date. These investors who have cancelled their investment commitments will receive a refund of their original investments. If these investors do not cancel their investments, their investments will become final at the rolling close date and investors will not be able to cancel or change their invested amount after the rolling close date. All investments subsequent to the rolling close date will be treated as new investments.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

Minimum Target	$1,003
Maximum Target	$124,000
Pre-money Valuation	$16,335,003
Equity Offered	0.01% – 0.75%

Securities Type	Common Stock
Regulation	Regulation CF
Closing Date	31 Dec 2026

Share Price $4.25

Shares Offered
236 – 29,176

14. Do the securities offered have voting rights?

Yes. However, each Purchaser will appoint the Chief Executive Officer of the Company as the Purchaser's voting proxy (see Question 18).

15. Are there any limitations on any voting or other rights identified above?

Yes (REFER TO SECTION 18 ON VOTING PROXY).

16. How may the terms of the securities being offered be modified?

The terms of the Securities being offered may be modified by a resolution of the board of directors. The Issuer will file a Form C Amendment together with the amended Offering Statement with the SEC.

If there is a material change to the terms of this offering or to the information provided by the issuer, Mr. Crowd will send to any investor who has made an investment commitment notice of the material change by email and that the investor's investment commitment will be cancelled unless the investor reconfirms his or her investment commitment within five business days of receipt of the notice. If the investor fails to reconfirm his or her investment within those five business days, Mr. Crowd within five business days thereafter will: (i) Give or send the investor a notification disclosing that the commitment was cancelled, the reason for the cancellation and the refund amount that the investor is expected to receive; and (ii) Direct the refund of investor funds.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the

equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

17. What securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	Other Rights
Common Stock	10,000,000	3,843,530	YES	NO
Preferred Stock	—	—	—	—

The Company has a single class of Common Stock outstanding, of which 3,843,530 shares were issued and outstanding as of the most recent practicable date. The Company has reserved an additional 3,000,000 shares of Common Stock for issuance to employees, directors, advisors and other service providers under its equity incentive plan; as of the date of this Form C, none of these reserved shares had been issued and no options or other awards were outstanding thereunder. The Shares being offered in this Offering are of the same class of Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

a. Voting Proxy. Each Purchaser shall designate the Chief Executive Officer of the Company (the "CEO") or their successor as the Purchaser's authorized proxy and attorney, with the authority to act independently and with full power of substitution. In accordance with this provision, and on behalf of the Purchaser, the appointed proxy shall (i) cast votes for all Securities, (ii) send and receive notices and communications, (iii) execute any necessary or appropriate instrument or document as deemed by the CEO under this provision, and (iv) undertake all actions deemed necessary or appropriate by the CEO for the fulfillment of the aforementioned tasks. The proxy and authority granted by the Purchaser under this Section are inseparable from an interest. This proxy and authority shall be deemed irrevocable. It shall persist even in the event of the Purchaser being an individual, enduring through their death, incompetency, and disability. If the Purchaser is an entity, it shall endure through the merger or reorganization of the Purchaser or any other entity holding the Securities. However, the Proxy shall cease upon the conclusion of a firm-commitment underwritten public offering in accordance with an effective registration statement under the Securities Act of 1933, covering the offer and sale of Common Stock, or the effectiveness of a registration statement under the Securities Exchange Act of 1934, covering the Common Stock.

b. No anti-dilution rights. Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholder identified in Question 6 above holds the majority of the voting rights of the issuer.

The Purchasers (the "Investors") of the securities offered, as holders of Common Stock whose voting rights are delegated by proxy to the CEO of the Company, may not have enough voting power to exert influence on the decisions made by the principal shareholder, with which the Investors disagree, or that negatively affect the value of the Purchasers' securities in the Company. The Investors generally do not control day-to-day business decisions or management of the issuer and the Investors' interests may conflict with those of the principal shareholder and there is no guarantee that the company will develop in a way that is advantageous to the Investors.

As a minority holder of Common Stock participating in this offering, you have delegated your voting rights by proxy to the CEO of the Company. Even in the event of regaining control over your voting rights, as a minority holder, your authority regarding corporate actions of the Company will be restricted. Such actions encompass additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Furthermore, Purchasers in this offering may possess rights that are subordinate to those of other investors, and their impact on the corporate decisions of the Company will be limited. There is no guarantee that the company will develop in a way that is advantageous to the Purchasers.

21. How are the securities being offered being valued?

Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

> **Important Disclaimer:**
>
> As the Issuer is a startup company with a limited history of operation, lacking material assets and having conducted no prior sales of securities except to its founders and initial

shareholders, the reliability, accuracy and appropriateness of the valuation methods used in this section in determining the valuation of the securities being offered is not guaranteed. The valuation methods used in this section do not infer that the Issuer assumes any fiduciary duties and should not be construed as financial, legal or tax advice. In addition, such valuation methods should not be relied upon as the only valuation methods. The Issuer cannot guarantee the reliability, accuracy and appropriateness of these valuation methods. We strongly encourage you to consult with qualified business financial analysis professionals, attorneys, or tax advisors prior to making any investment decisions.

Valuation of Our Common Stock

The price of the Common Stock being offered has been determined by reference to a **pre-money valuation of $16,335,003** and the number of shares of Common Stock outstanding immediately prior to this Offering. The per-share price is calculated as follows:

Item	Amount
Pre-money valuation	$16,335,003
Total shares of Common Stock issued and outstanding (pre-offering)	3,843,530
Price per share = $16,335,003 ÷ 3,843,530	**$4.25**

Accordingly, the offering price is **$4.25 per share of Common Stock**. At the target offering amount of $1,003, the Company will issue approximately 236 shares (representing approximately 0.01% of the Company's outstanding voting power); at the maximum offering amount of $124,000, the Company will issue approximately 29,176 shares (representing approximately 0.75% of the Company's outstanding voting power).

The **$4.25 per share purchase price has been determined by our board of directors without an independent valuation of the Common Stock.** We established the offering price based on our estimate of capital and expense requirements, and a desirable expectation of our future profitability, not based on perceived market value, book value, or other established criteria. We did not obtain an independent appraisal opinion on the valuation of the Common Stock. The Common Stock may have a value significantly less than the offering price and there is no guarantee that the shares will ever attain a value equal to or greater than the offering price.

In setting the pre-money valuation, the board considered a number of qualitative and forward-looking factors typical of an early-stage consumer-products company, including: (i) the Company's first-mover position as the developer of what it believes to be the first ready-to-drink functional beverage formulated specifically for ocular health; (ii) the founders' clinical credentials and the science-backed, AREDS 2-based formulation underpinning the product; (iii) the Company's proprietary formula and brand ("The Eye Drink"); (iv) the size and growth of the functional-beverage and eye-health categories and the secular growth of screen-related dry-eye and digital eye strain; (v) the Company's distribution model through eye-care professionals together with direct-to-consumer and subscription channels; and (vi) the Company's estimated future capital and expense requirements. Because the Company is at an early stage with limited revenue, this valuation is inherently subjective and is **not** a representation that the shares could be resold at the offering price or at any price.

Methods for how the securities may be valued by the issuer in the future:

The valuation of the Company's securities in the future may be approached through one or more of the following methods:

- **Price-to-Sales (P/S) Multiple:** As the Company builds a revenue base, a price-to-sales multiple — benchmarked to comparable consumer-beverage and nutraceutical companies and adjusted for growth and margin — may be applied to trailing or forward net sales to derive an enterprise/equity value.
- **Discounted Cash Flow (DCF) Analysis:** As the Company's earnings and cash flows stabilize and become more predictable, a DCF analysis may be used to estimate the present value of expected future cash flows.
- **Comparable Company Analysis:** Comparing the Company with similar companies in terms of size, growth, profitability, distribution and market presence to benchmark an appropriate valuation.
- **Market Conditions and Investor Sentiment:** The valuation may also be influenced by broader market conditions and investor sentiment toward the functional-beverage and eye-health categories.
- **Performance Metrics Review:** Regular review of key performance indicators such as customer acquisition cost, lifetime value, subscriber retention, gross margin, bottles sold per professional account, and revenue growth rate, used to adjust the valuation in line with operational performance.

The underlying assumptions to any valuation are ultimately dependent on the discretionary judgment of the directors and may be adjusted to reflect new information or changes in market conditions. Investors are encouraged to perform their own due diligence when assessing the value of the Company's Common Stock.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

- Purchasers of the securities in this offering have limited rights to demand distributions (e.g. dividends) from the Issuer.
- The majority owner may make a decision that the Purchasers consider bad and puts Purchaser's interest in the Issuer at risk.
- Although, as Common Stock holders, the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be

structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

- Since the securities in this offering are not publicly traded and are subject to restrictions on resale or transfer including holding period requirements, the securities in this offering are illiquid.

- Although purchasers of the securities offered will have voting rights, as minority shareholders, their influence over the company's affairs and the composition of its board of directors may be limited. Further, as a minority holder of Common Stock participating in this offering, voting rights are delegated by proxy to the CEO of the Company.

- The Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

23. What are the risks to purchasers associated with corporate actions:

a. Additional Issuances of Securities. Purchasers of the securities offered are entitled no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in the issuer.

b. Issuer Repurchases of Securities. The issuer could be authorized to repurchase the company's issued securities subject to the approval by the company's board of directors. Purchasers of the securities may not impede the issuer's right to repurchase its securities from other shareholders. Moreover, the repurchase could be made at a price much lower than the company's business value or its fair valuation, which could be indicative of the resale price of the securities thereafter.

c. A Sale of the Issuer or of Assets of the Issuer. Although as Common Stock holders the Purchasers would be entitled to a share of any proceeds from a sale of the entire business, the Purchasers may not veto the sale even though the price of sale is below its fair valuation. Moreover, a sale can be structured in a way to avoid any payout to minority owners, such as a sale of assets over time with the proceeds reinvested in another business.

d. Transactions with Related Parties. Transactions with related parties are transactions between the issuer or any of its subsidiaries and a connected person. These transactions include both capital and revenue nature transactions. They may be one-off transactions or continuing transactions. Purchasers should be aware that these transactions may create conflicts of interests between themselves and the Issuer.

24. Describe the material terms of any indebtedness of the issuer:

As of December 31, 2025, the Company's only outstanding indebtedness was a short-term **credit card payable of $9,240**, incurred in the ordinary course of business for operating purchases. The Company pays its credit card balance in full each month and does not carry a revolving balance, and the year-end amount reflects ordinary-course charges outstanding as of the statement date. The Company had no long-term debt outstanding as of December 31, 2025.

Creditor: Commercial credit card issuer (trade/operating)

Outstanding Amount: $9,240

Interest Rate: Standard revolving credit card rate (subject to issuer terms)

Maturity: Revolving / due on demand

25. What other exempt offerings has the issuer conducted within the past three years?

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

a. any director or officer of the issuer; b. any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities; c. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or d. any immediate family member of any of the foregoing persons.

During the year ended December 31, 2025, Dr. Roger Li Chung Wu — the Company's founder, Chief Executive Officer and sole director, the beneficial owner of more than 20% of the Company's outstanding voting equity securities, and (as the Company was organized within the past three years) a promoter of the Company — contributed **$100,000** in cash to the Company. The contribution was recorded as additional paid-in capital; no additional shares of Common Stock or other securities were issued to him in connection with the contribution, and it was made on terms no less favorable to the Company than could have been obtained from an unrelated party. Because the Company has not previously raised capital in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, the disclosure threshold is measured against the amount the Company seeks to raise in this offering, and the $100,000 contribution exceeds five percent of that amount; it is therefore disclosed here as a related-person transaction.

Other than the foregoing, and the formation capital previously contributed by the founder and initial shareholders as described in Note 5 to the financial statements included as Appendix D, the Company is not aware of any transaction since the beginning of its last fiscal year, or any currently proposed transaction, meeting the threshold described above in which any of the persons identified above had or is to have a direct or indirect material interest. The Company did not pay any director or officer cash compensation during the years ended December 31, 2025 or December 31, 2024.

Financial Condition of the Issuer

27. Does the issuer have an operating history?

Yes. The Company was incorporated in Delaware on March 16, 2023 and commenced business operations on October 19, 2023. It soft-launched The Eye Drink, a ready-to-drink functional beverage formulated for ocular health, at the founder's optometry practice in December 2024 — the source of the nominal revenue generated during the year ended December 31, 2024 — and officially launched The Eye Drink in September 2025. The Company therefore has a limited operating history.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

The following discussion should be read together with the Company's financial statements and related notes included as Appendix D. It contains forward-looking statements; actual results could differ materially from those discussed. ***IMPORTANT: THE FOLLOWING FINANCIAL FIGURES ARE UNAUDITED.***

Results of Operations

Revenue. The Company recognized net revenue of **$2,911** for the year ended December 31, 2025, compared with **$2,347** for the year ended December 31, 2024. Fiscal 2024 reflected the early-stage soft launch of The Eye Drink at the founder's optometry practice; the Company officially launched the product in September 2025, and fiscal 2025 is the first period that includes the official launch.

Operating expenses. Total operating expenses for 2025 were **$169,278**, compared with $119,834 for 2024. The 2025 expenses consisted primarily of start-up and organizational costs ($91,188, expensed as incurred in accordance with ASC 720-15), accounting fees ($22,079), rent ($21,962), beverage supplies ($9,344), laboratory fees ($6,325), travel ($4,068), insurance ($2,452) and delivery and freight ($2,222), with the balance across office, computer, legal and professional, and other operating items. The increase over 2024 reflects the Company's expansion of operations, the addition of leased premises and higher professional and start-up costs incurred in connection with the official launch. The Company incurred no payroll expense in 2025, as operations continued to be carried out by the founders.

Operating loss and net loss. The Company recorded an operating loss of **$(166,367)** for 2025 (2024: $(117,487)), partially offset by total other income of $2,538 (interest income) for 2025 (2024: $2,900, comprising interest income of $2,000 and other income of $900), resulting in a **net loss of $(163,829)** for the year ended December 31, 2025 (2024: $(114,587)). No provision for income taxes was recorded; total tax reported on the Company's 2025 federal return was $0.

FY2025 unaudited summary (USD)

Revenue	$2,911	
Operating expenses		$169,278
Net loss		$(163,829)
Cash at year-end	$13,688	

Cash flows

For the year ended December 31, 2025, net cash used in operating activities was **$(205,096)**, driven by the net loss (which includes $91,188 of start-up and organizational costs expensed as incurred) and an increase in inventory of $29,163, and net of a decrease in credit card payable of $12,104. The Company had no investing activities. Net cash provided by financing activities was **$100,000** from an additional paid-in capital contribution by the founder. As a result, cash decreased by $105,096 to an ending balance of **$13,688** at December 31, 2025 (compared with $118,784 at December 31, 2024).

Liquidity and Capital Resources

As of December 31, 2025, the Company had total assets of **$67,839**, including cash of **$13,688** and inventory of $54,151. Total liabilities were $9,240 (credit card payable), and total stockholders' equity was **$58,599**. The Company had positive working capital of approximately **$58,599**. The Company's principal sources of liquidity are its existing cash, additional capital contributed by its founder, cash generated from operations and the proceeds of this Offering.

The Company has incurred net losses since inception and, as discussed in the notes to the financial statements, faces the risks and uncertainties associated with an early-stage company. The Company's historical results and cash flows are not necessarily representative of what investors should expect in the future.

Outlook

The Company expects to fund its operations and capital expenditure requirements from operating cash flows, existing cash and cash equivalents, additional capital from its founder, the proceeds from this offering and, if available, credit facilities. The Company is seeking a minimum of **$1,003** in this offering. The Company's cash declined from $118,784 at December 31, 2024 to $13,688 at December 31, 2025 as it funded its official launch and incurred additional start-up costs; accordingly, the Company expects to rely on a combination of the proceeds of this offering, continued support from its founder and revenue from operations to finance its near-term operations, and additional capital may be required. The proceeds of this offering, particularly at the maximum level, are expected to improve the Company's liquidity and accelerate inventory production and marketing as it scales distribution through eye-care professionals, direct-to-consumer channels and its subscription club.

New business developments or other unforeseen events may occur, resulting in the need to raise additional funds. There can be no assurance that the Company will be able to do so on acceptable terms or at all. Although the Company expects revenue growth in the coming years, investors should be aware that historical results and cash flows are not representative of the future. Any other development would require the Company to obtain additional financing, which may not be available on favorable terms, if at all.

Financial Information

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please refer to *Appendix D — Financial Statements (Unaudited)*, which presents the Company's balance sheets, statements of comprehensive income (loss), statements of changes in stockholders' equity and statements of cash flows for the years ended December 31, 2025 and December 31, 2024, together with the certification of the principal executive officer and the notes thereto.

30. Disqualification and Disclosure of "Bad Actor" Events

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Question	Answer
(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?	No
(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before filing, that restrains or enjoins such person from engaging in conduct or practice in connection with the purchase or sale of any security; involving the making of any false filing with the Commission; or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?	No
(3) Is any such person subject to a final order of a state securities, banking, insurance, federal banking, CFTC or NCUA authority that bars the person from association, or from engaging in the business of securities, insurance or banking, or that is based on a fraudulent, manipulative or deceptive conduct violation entered within 10 years?	No
(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends/revokes registration, limits activities, or bars participation in penny-stock offerings?	No
(5) Is any such person subject to any order of the Commission entered within five years before filing that orders the person to cease and desist from committing or causing a violation of any scienter-based anti-fraud provision of the federal securities laws, or Section 5 of the Securities Act?	No
(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or registered national or affiliated securities association for conduct inconsistent with just and equitable principles of trade?	No

(7) Has any such person filed (as a registrant or issuer), or been named as an underwriter in, any registration statement or Regulation A offering statement that within five years before filing was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is subject to a pending investigation or proceeding to determine whether such an order should be issued?	No
(8) Is any such person subject to a U.S. Postal Service false representation order entered within five years before filing, or subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the U.S. Postal Service to constitute a scheme for obtaining money or property through the mail by means of false representations?	No

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: a. any other material information presented to investors; and b. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Statements made by the Company regarding the health benefits of The Eye Drink have not been evaluated by the U.S. Food and Drug Administration. The product is a functional beverage / dietary supplement and is not intended to diagnose, treat, cure or prevent any disease. Other than as disclosed in this Form C and its appendices, there is no further material information necessary to make the statements herein not misleading.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: https://theeyedrink.com

The issuer must continue to comply with the ongoing reporting requirements until:

a. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

b. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

c. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

d. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

e. the issuer liquidates or dissolves its business in accordance with state law.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Roger L Wu

[Signature Code: -M62MC0Pp8dnbcZ9hRxbRu-6p6jnFLsJ8J_6bUZDitkKERAqFtGW-x477gXeki94Dv3CfWSKm6iT8Na1XaOyve8yR2wV2J2cxLGRHCSZLTk]

Roger Li Chung Wu
Chief Executive Officer & President
20Slash20, Inc.
Date: 2026年7月6日

Appendix A — Business and Anticipated Business Plan



20Slash20, Inc. — maker of **The Eye Drink**

"Protecting and nourishing your eyes in today's digital world through innovative, science-backed solutions."

Executive Summary

20Slash20, Inc. (the "Company") is a Delaware corporation headquartered in West Covina, California that develops and sells **The Eye Drink** — what the Company believes to be the world's first ready-to-drink functional beverage formulated specifically for ocular health. Created by optometrist **Dr. Roger L. Wu** and co-developed with ophthalmologist **Dr. Garlan Lo**, The Eye Drink delivers clinically informed, AREDS 2-based nutrition in a refreshing, vegan-friendly beverage designed to combat the effects of prolonged screen time, including dry eye, digital eye strain and exposure to high-energy blue light.


MAGICAL CITRUS
THE EYE DRINK
FUNCTIONAL DRINK FOR EYE HEALTH
16.9 FL OZ (500mL)
The Eye Drink — 16.9 fl oz (500 mL)


STRAWBERRY LEMONADE
THE EYE DRINK
FUNCTIONAL DRINK FOR EYE HEALTH
20/20 16.9 FL OZ (500mL)
Strawberry Lemonade


THE SOLUTION FOR EYE PROBLEMS IN A DIGITAL WORLD
01 Relieves dry eyes
02 Supports eye health
03 Scientifically formulated
04 Available in Strawberry Lemonade & Magical Citrus & Mango Strawberry
The Eye Drink
Mango Strawberry


X12
12-pack (subscription & retail)

Business Description

The Company commenced operations in 2024 with the soft launch of The Eye Drink and officially launched the product in September 2025. The product is sold direct-to-consumer through the Company's e-commerce store (theeyedrink.com), through eye-care professional offices, and via a monthly subscription ("The Eye Drink Club"). Each 16.9 oz bottle is positioned as an easy, palatable alternative to traditional eye-health pills and gel caps, addressing a common compliance problem in eye care: patients who dislike swallowing supplements.

Scientific Innovation

Proprietary, doctor-developed formula created with leading medical professionals and food scientists.

Eye-Health Focus

Formulated specifically to address digital eye strain, dry eye and ocular health.

Quality Assurance

Premium, research-backed ingredients; vegan-friendly; up to 50% real fruit juice.

Products & Science

The Eye Drink is based on the **AREDS 2** formulation, incorporating essential nutrients shown in clinical research to support eye health, delivered in beverage form. Key ingredients include:

- **Omega-3 fatty acids (EPA & DHA)** from algae — vegan-friendly, to help reduce inflammation;
- **Carotenoids (lutein and zeaxanthin)** — to support macular health;
- **Vitamins C and E** — antioxidants;
- **Zinc**;
- **Hydrating agents and fruit extracts / natural juices** (up to 50%) — to combat dryness and improve taste.

The Company markets the product to "soothe dry, tired eyes," "reduce eye discomfort," and "promote eye health," including combating the effects of blue-light exposure, supporting tear quality and supporting macular health. The Company reports that, in its testing, the juice format demonstrated faster nutrient absorption compared with AREDS 2 gel caps — even at a fraction of the AREDS 2 dose. The Eye Drink is available in three flavors: **Magical Citrus** (50% juice), **Strawberry Lemonade** (47% juice) and **Mango Strawberry** (47% juice).

These statements have not been evaluated by the U.S. Food and Drug Administration. The product is not intended to diagnose, treat, cure or prevent any disease.

Market Opportunity

The Company operates at the intersection of two large and growing categories: **functional beverages** and **eye-health nutraceuticals**. Increasing screen time across work, school and leisure has driven a rise in digital eye strain and dry-eye complaints — including, according to the founders' clinical observations, among younger patients. The Company believes that a convenient, great-tasting, ready-to-drink format addresses a persistent compliance gap left by pills and gel caps, and that the endorsement of eye-care professionals provides a credible, differentiated route to market.

Management Team

Dr. Roger L. Wu, O.D. — Founder, CEO & President.
An optometrist and serial entrepreneur with more than 25 years of experience (practicing since 1997), Dr. Wu has pioneered innovations in eye care, including AI software to monitor digital-eye-strain risk factors. He holds a B.S. in Biochemistry from Rutgers University and a Doctor of Optometry from the Pennsylvania College of Optometry, and opened his first private practice in 2005. He created The Eye Drink in response to a rise in dry eye and early macular changes among screen-heavy patients.



Go-to-Market & Distribution

- **Eye-care professional channel:** The Eye Drink is recommended and sold through optometry and ophthalmology offices. The Company reports that solo practices have sold approximately **550–850 bottles per month**, at margins that the Company believes exceed those of most traditional nutraceuticals.
- **Direct-to-consumer:** e-commerce sales through theeyedrink.com, including single bottles and 12-packs.
- **Subscription ("The Eye Drink Club"):** recurring monthly delivery for predictable, repeat revenue.
- **Retail & partnerships:** planned expansion into complementary retail and wellness channels.

Marketing Strategy

- **Professional endorsement:** leveraging the credibility of eye-care professionals and the founders' clinical backgrounds, including sampling kits for practices.
- **Digital & social:** content marketing and advertising highlighting the visually distinctive product and its science.
- **Subscription & retention:** converting trial customers into recurring subscribers; email and loyalty programs.
- **Brand & PR:** founder-led storytelling across podcasts and industry press.

Competition

The functional-beverage and eye-health categories are competitive and include large supplement brands (AREDS 2 pills and gel caps), broader functional and wellness beverages, and conventional eye-care products such as artificial tears. The Company seeks to differentiate through (i) its ready-to-drink, high-compliance format; (ii) its doctor-developed, AREDS 2-based formulation; (iii) the professional-recommendation channel; and (iv) a distinctive consumer brand.

Use of Proceeds & Growth Plan

Proceeds of this Offering will primarily fund inventory and production, sales and marketing, and working capital, as detailed in Question 10. The Company's anticipated growth plan is to deepen penetration of the eye-care professional channel, scale its direct-to-consumer and subscription business, expand flavor and product lines, and pursue selective retail and partnership opportunities — while improving gross margin through larger, more efficient production runs.

Appendix B — Risk Factors

Risks Related to the Business

Limited operating history. The Company was incorporated in March 2023, soft-launched its product in December 2024 and officially launched in September 2025. It has a very limited operating history on which to evaluate its business and prospects, and it has generated only nominal revenue to date.

History of losses; need for revenue growth. The Company incurred a net loss of $114,587 for the year ended December 31, 2024 and had an accumulated deficit of $114,587 at year end. There is no assurance the Company will achieve or sustain profitability. Historical results are not representative of future performance.

Single-product concentration. The Company's revenue depends substantially on a single product line, The Eye Drink. Any decline in demand, quality issue, reformulation requirement or reputational harm affecting this product could materially and adversely affect the Company.

Regulatory and health-claim risk. The product is marketed as a functional beverage / dietary supplement. Statements regarding its benefits have not been evaluated by the FDA, and the Company is subject to FDA, FTC and state regulation of labeling, advertising and health claims. Changes in regulation, or enforcement action, fines or required label/claim changes, could disrupt operations or increase costs.

Supply chain and co-packer dependency. The Company relies on third-party suppliers of specialty ingredients (including algae-based omega-3, carotenoids and vitamins) and on co-packing/bottling partners. Disruptions, price increases, quality failures or capacity constraints could adversely affect availability, cost and margins.

Inventory and demand-planning risk. Mismanagement of inventory — overstocking perishable beverage stock or understocking during demand spikes — can lead to write-offs, lost sales or impaired margins.

Competition. The Company competes with large, well-capitalized supplement and beverage companies and with established eye-care products. Increased competition could pressure pricing, market share and profitability.

Key personnel risk. The Company's success depends heavily on its founder and CEO, Dr. Roger Wu, and on its small team. The loss of Dr. Wu or other key personnel without adequate replacement could materially disrupt the business.

Technology and cybersecurity risk. The Company relies on its e-commerce platform and third-party systems for sales, marketing and fulfillment. System failures, cybersecurity breaches or data loss could disrupt operations and harm the Company's reputation.

Additional capital requirements. The Company may require additional funding beyond this offering. There is no assurance such financing will be available on acceptable terms, if at all, and failure to obtain it could force the Company to delay or abandon parts of its growth plan.

Risks Related to This Offering

Lack of liquidity. The shares are not traded on a public exchange, and there is no guarantee that a secondary market will develop. Investors may be unable to sell their shares, or may have to sell at a price much lower than that at which they purchased.

Minority shareholder risk and voting proxy. Investors will hold a minority stake and will delegate their voting rights by irrevocable proxy to the CEO. Investors will have limited ability to influence management decisions, business operations, financial management or corporate governance.

Dilution. Future capital raises may dilute existing shareholders. Purchasers have no anti-dilution rights (other than proportionate adjustments for stock splits and similar events), and future issuances at prices below the offering price could dilute the value of their investment.

Valuation set by management. The $4.25 per-share price and the $16,335,003 pre-money valuation were determined by the board without an independent appraisal and may not reflect market or intrinsic value. The shares may have a value significantly less than the offering price.

Regulatory and compliance risk of the offering. Equity crowdfunding is regulated by the SEC and other agencies. Compliance failures or changes in crowdfunding regulations could impact the offering and expose the Company and its investors to legal and financial liabilities.

Economic and market conditions. Broad market fluctuations and economic downturns can adversely affect the Company's results and financial condition, irrespective of operating performance.

Tax obligations. Investors are responsible for the tax implications of their investment. Misunderstanding or mismanagement of these obligations can lead to adverse personal financial consequences.

Investors are encouraged to carefully consider these risks and consult with financial, legal and tax advisors before deciding to invest.

Appendix C — Share Subscription Agreement

SHARE SUBSCRIPTION AGREEMENT
of
20SLASH20, INC.

Important:

This securities offering is made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with Title III of the Jumpstart Our Business Startups Act of 2012. Investors must acknowledge and accept the high risks associated with investing in private securities offerings. These risks include holding your investment for periods of many years with limited ability to resell, limited access to periodic reporting and losing

> your entire investment. You must have the ability to bear a total loss of your investment without a change in your lifestyle.

THIS SUBSCRIPTION AGREEMENT (this "Agreement") is made as of [Date of Signing] by and among 20Slash20, Inc., a corporation organized and existing under the laws of the State of Delaware ("20Slash20" or the "Issuer"), and [Subscriber Legal Name] (the "Subscriber").

Whereas, 20Slash20 has agreed to issue to the Subscriber and the Subscriber has agreed to subscribe the Common Stock of 20Slash20 (the "Shares") subject to the terms and on the conditions set forth below.

Now, therefore, in consideration of the mutual premises and covenants contained herein, and intending to be legally bound, the parties hereto agree as follows:

1. Sale and Subscribe of Shares.

1.1 **Issue of Shares.** Subject to the terms and conditions hereof, 20Slash20 hereby issues to the Subscriber, and the Subscriber hereby subscribes from 20Slash20 **[Shares Subscripted] Shares**, at a Per Share Price equal to **$4.25** (the "Share Price").

1.2 **Subscription Price.** The aggregate Subscription Price for the Shares is **$[Subscription Amount]** (the "Subscription Price"), which shall be delivered to 20Slash20 as follows: (i) $[Subscription Amount] in immediately available funds upon signing this Agreement.

1.3 **The Offering.** The Shares are issued in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "Offering").

1.4 **The Intermediary.** The Offering of the Shares is being made through Ksdaq Inc. (the "Intermediary").

1.5 **Charges to the Subscriber.** The Intermediary will not charge the Subscriber any fees. But the Subscriber should be aware that the Subscriber's bank may charge fees on fund transfer transactions.

1.6 **Charges to the Issuer.** The Intermediary will be entitled to charge 20Slash20 a fee specified in the Form C of this Offering.

1.7 **Securities Laws.** The Subscriber acknowledges and understands that the offer and sale of the Shares were done in reliance on Section 4(a)(6) of the Securities Act of 1933, as amended, and in accordance with Title III of the Jumpstart Our Business Startups Act of 2012 and, as such, the offer and sale of the Shares are subject to the terms and conditions hereof and the provisions of the Form C.

2. Acknowledgements and Agreements of the Subscriber.

Subscriber acknowledges and agrees that: (a) the decision to execute this Agreement and subscribe to the Shares has not been based upon any oral or written representation as to fact made by or on behalf of 20Slash20 and is based upon a review of the Form C filed by

20Slash20 with the SEC and the Subscriber's independent research and investigation; (b) the Subscriber and its advisor(s) have had a reasonable opportunity to ask questions of and receive answers from 20Slash20; (c) the Subscriber acknowledges that the owners of the Shares are entitled to no anti-dilution rights (other than proportionate adjustments for stock splits and similar events) and therefore future equity financings may dilute their ownership percentage in 20Slash20; (d) 20Slash20 is entitled to rely on the representations and warranties of the Subscriber; (e) the Subscriber will indemnify and hold harmless 20Slash20 and its directors, officers, employees, agents, advisors and shareholders from any loss arising out of any inaccuracy in the Subscriber's representations or breach of covenants; (f) the Subscriber acknowledges that 20Slash20 has the right in its sole and absolute discretion to stop this securities offering at any time prior to the deadline set forth in the Form C, in which case this Agreement shall have no force or effect and 20Slash20 shall return any previously paid subscription price, without interest; (g) the Subscriber has been advised to consult its own legal, tax and other advisors and is solely responsible for compliance with applicable laws of its jurisdiction and applicable resale restrictions; (h) neither the SEC nor any other securities regulator has reviewed or passed on the merits of the Shares; (i) no offering documents have been reviewed by the SEC or any state securities administrator; and (j) there is no government or other insurance covering any of the Shares.

3. Representations, Warranties and Covenants of the Subscriber.

3.1 The Subscriber represents and warrants to and covenants with 20Slash20 (which shall survive the Closing) that: (a) the Subscriber has received and carefully read this Agreement; (b) the Subscriber is subscribing as principal for investment only and not with a view to resale or distribution; (c) the Subscriber is aware that an investment in 20Slash20 is speculative and involves risk, including possible loss of the entire investment, and that the current share valuation is not based on a formal business valuation but is a projected valuation based on factors outlined in the Form C; (d) the Subscriber has made an independent examination and investigation and relies on the advice of its own legal and financial advisors; and (e) no person has made any written or oral representation that any person will resell or repurchase the Shares, refund the Subscription Price, or as to the future price or value of the Shares.

3.2 **Representations and Warranties Relied Upon.** The Subscriber acknowledges that the representations and warranties contained herein are made with the intention that they may be relied upon by 20Slash20 and its legal counsel in determining the Subscriber's eligibility to subscribe the Shares, and will be true and correct as at the closing date and will survive the subscription.

4. Further Assurances.

Each party agrees to execute such other documents and take such actions as are reasonably required to carry out this Agreement. Subscriber authorizes 20Slash20 to correct any minor errors in, or complete any minor information missing from, any document relating to the subscription. This Agreement may be signed in counterparts and by fax, e-mail, or electronic signature.

5. The Closing.

The closing of the purchase and sale of the Securities (the "Closing") shall take place on **31 Dec 2026**, or at such other time and place as the Company may designate by notice to the undersigned.

6. Governing Law and Jurisdiction.

This Agreement shall be governed by the substantive law of the State of Delaware, without the application of any conflict of laws principle that would require the application of the law of any other jurisdiction.

7. Notices and Consents.

Subscriber acknowledges and agrees that 20Slash20 shall, to the fullest extent allowed by law, be entitled to communicate with Subscriber entirely by e-mail, including all correspondence and notices required by applicable corporate or securities law, and with respect to reports to shareholders, shareholder meetings, and shareholder votes.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Subscriber Signature:

_____

[Signature Code:]
Name: [Subscriber Legal Name]
Email: [Subscriber Email]
Date: [Date of Signing]

Issuer Signature:

_____

Name: Roger Li Chung Wu
Title: Chief Executive Officer & President
20Slash20, Inc.

Appendix D — Financial Statements (Unaudited)

The Company's unaudited financial statements are set out in full below. They comprise the Certification of the Principal Executive Officer, Tax Return Information, Balance Sheets, Statements of Comprehensive Income (Loss), Statements of Changes in Stockholders' Equity, Statements of Cash Flows, and the Notes thereto, for the years ended December 31, 2025 and December 31, 2024.

20SLASH20, INC.

Financial Statements

Years Ended December 31, 2025 and December 31, 2024

UNAUDITED

Certification of Principal Executive Officer

As required by Instruction 7 to paragraph (t) of 17 CFR 227.201, an issuer providing financial statements that are not audited or reviewed and tax information as specified under paragraph (t)(1) must have its principal executive officer provide the following certification:

I, **Roger Li Chung Wu**, certify that:

1. the financial statements of 20Slash20, Inc. included in this Form are true and complete in all material respects; and

2. the tax return information of 20Slash20, Inc. included in this Form reflects accurately the information reported on the tax returns for 20Slash20, Inc. filed for the fiscal years ended December 31, 2025 and December 31, 2024.

Roger Li Chung Wu

Chief Executive Officer — 20Slash20, Inc.

Tax Return Information

The following amounts are taken from the issuer's U.S. Corporation Income Tax Returns (Form 1120) filed for the fiscal years ended December 31, 2025 and December 31, 2024, and are certified by the principal executive officer to reflect accurately the information reported on those returns.

	FY 2025	FY 2024
Total income (Form 1120, line 11)	$ 5,449	$ 5,247
Taxable income (loss) (Form 1120, line 30)	$ (78,923)	$ (61,854)
Total tax (Form 1120, line 31)	$ 0	$ 0

Balance Sheets

20Slash20, Inc. — Balance Sheets (Unaudited)

	December 31, 2025	December 31, 2024
ASSETS		

	December 31, 2025	December 31, 2024
Current assets:		
Cash and cash equivalents	$ 13,688	$ 118,784
Inventory	54,151	24,988
Total current assets	**67,839**	**143,772**
Total assets	**$ 67,839**	**$ 143,772**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Credit card payable	$ 9,240	$ 21,344
Total current liabilities	**9,240**	**21,344**
Total liabilities	**9,240**	**21,344**
Stockholders' equity:		
Common stock	30,000	30,000
Additional paid-in capital	307,015	207,015
Accumulated deficit	(278,416)	(114,587)
Total stockholders' equity	**58,599**	**122,428**
Total liabilities and stockholders' equity	**$ 67,839**	**$ 143,772**

The accompanying notes are an integral part of these financial statements.

Statements of Comprehensive Income (Loss)

20Slash20, Inc. — Statements of Comprehensive Income (Loss) (Unaudited)

	Year Ended December 31, 2025	Year Ended December 31, 2024
Net revenue (sales)	$ 2,911	$ 2,347
Cost of goods sold	—	—
Gross profit	**2,911**	**2,347**
Operating expenses:		
Start-up and organizational costs	91,188	56,500
Accounting	22,079	—
Rent	21,962	—
Beverage supplies	9,344	14,246
Laboratory fees	6,325	13,280
Travel	4,068	—
Insurance	2,452	2,369
Delivery and freight	2,222	4,163
Office expense	1,877	633
Meals	1,825	291
Computer services and supplies	1,737	1,321
Legal and professional	1,490	2,682
Supplies	862	13,966
Bank charges	498	542
Automobile and truck expense	469	199

	Year Ended December 31, 2025	Year Ended December 31, 2024
Selling expense	380	—
Merchant fee	378	—
Utilities	66	6
Parking fees and tolls	56	9
Advertising	—	2,889
Taxes and licenses	—	2,845
Office supplies	—	2,326
Warehouse expense	—	1,257
Uniforms	—	310
Total operating expenses	**169,278**	**119,834**
Operating loss	**(166,367)**	**(117,487)**
Other income:		
Interest income	2,538	2,000
Other income	—	900
Total other income	**2,538**	**2,900**
Loss before income taxes	**(163,829)**	**(114,587)**
Provision for income taxes	—	—
Net loss	**$ (163,829)**	**$ (114,587)**
Other comprehensive income	—	—
Total comprehensive loss	**$ (163,829)**	**$ (114,587)**

The accompanying notes are an integral part of these financial statements.

Statements of Changes in Stockholders' Equity

20Slash20, Inc. — Statements of Changes in Stockholders' Equity (Unaudited)

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance at December 31, 2023	$ —	$ —	$ —	$ —
Issuance of common stock	30,000	207,015	—	237,015
Net loss	—	—	(114,587)	(114,587)
Balance at December 31, 2024	**30,000**	**207,015**	**(114,587)**	**122,428**
Additional paid-in capital contributed	—	100,000	—	100,000
Net loss	—	—	(163,829)	(163,829)
Balance at December 31, 2025	**$ 30,000**	**$ 307,015**	**$ (278,416)**	**$ 58,599**

The accompanying notes are an integral part of these financial statements.

Statements of Cash Flows

20Slash20, Inc. — Statements of Cash Flows (Unaudited)

	Year Ended December 31, 2025	Year Ended December 31, 2024

	Year Ended December 31, 2025	Year Ended December 31, 2024
Cash flows from operating activities:		
Net loss	$ (163,829)	$ (114,587)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in inventory	(29,163)	(24,988)
Increase (decrease) in credit card payable	(12,104)	21,344
Net cash used in operating activities	**(205,096)**	**(118,231)**
Cash flows from financing activities:		
Proceeds from issuance of common stock	—	30,000
Additional paid-in capital contributed	100,000	207,015
Net cash provided by financing activities	**100,000**	**237,015**
Net increase (decrease) in cash and cash equivalents	**(105,096)**	**118,784**
Cash and cash equivalents, beginning of period	118,784	—
Cash and cash equivalents, end of period	**$ 13,688**	**$ 118,784**
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ —	$ —
Cash paid for income taxes	$ —	$ —

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

Note 1 — Organization and Nature of Business

20Slash20, Inc. (the "Company") is a corporation incorporated in the State of Delaware on March 16, 2023. The Company commenced its business operations on October 19, 2023, which is the date of inception used for financial-reporting purposes in these financial statements; the date of incorporation and the commencement of business operations are distinct events. The Company maintains its principal place of business at 2707 E Valley Blvd #216, West Covina, California 91792. The Company is engaged in the trade and sale of beverages and related products (NAICS business activity code 445298). The Company has a December 31 fiscal year end.

The Company began generating revenue during the year ended December 31, 2024, reflecting an early-stage soft launch of The Eye Drink, and officially launched the product in September 2025. These financial statements are presented for the two most recently completed fiscal years, ended December 31, 2025 and December 31, 2024.

Note 2 — Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and have been derived from the

Company's books and records and its U.S. Corporation Income Tax Returns (Form 1120) for the years ended December 31, 2025 and December 31, 2024. These financial statements are **unaudited** and have not been reviewed by an independent public accountant. They are provided pursuant to 17 CFR 227.201(t)(1) (Regulation Crowdfunding) together with the certification of the Company's principal executive officer.

Note 3 — Summary of Significant Accounting Policies

Use of estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents. The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Inventory. Inventory is stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. Inventory of $54,151 at December 31, 2025 (December 31, 2024: $24,988) consisted of merchandise held for sale.

Revenue recognition. Revenue is recognized when control of promised goods is transferred to the customer, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods, in accordance with ASC 606.

Organizational and start-up costs. In accordance with ASC 720-15, organizational and start-up costs are expensed as incurred. Start-up and organizational costs expensed were $91,188 for the year ended December 31, 2025 (2024: $56,500) and are included in operating expenses in the statements of comprehensive income (loss). These costs are capitalized and amortized over 15 years for federal income tax purposes under Internal Revenue Code sections 195 and 248, giving rise to a temporary difference between their financial-statement and tax bases that is addressed in Note 6.

Income taxes. The Company accounts for income taxes under the asset and liability method (ASC 740). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recorded against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Note 4 — Start-up and Organizational Costs

The Company incurred organizational and start-up costs in connection with its formation and the launch of its products. In accordance with ASC 720-15, these costs are expensed as incurred and are not capitalized as an asset for financial-reporting purposes. Costs incurred and expensed were as follows:

Year ended December 31, 2024	$ 56,500
Year ended December 31, 2025	91,188
Cumulative costs incurred through December 31, 2025	**$ 147,688**

The $91,188 incurred during the year ended December 31, 2025 comprised $69,708 incurred in June 2025 and $21,480 incurred in July 2025. For federal income tax purposes these costs are capitalized and amortized over 15 years under Internal Revenue Code sections 195 and 248; accordingly, the Company has a tax basis in these costs that is recovered through future tax amortization, as described in Note 6.

Note 5 — Stockholders' Equity

During the year ended December 31, 2025, the founder contributed an additional $100,000 of capital, recorded as additional paid-in capital. As of December 31, 2025, the Company had received cumulative equity capital of $337,015, recorded as common stock of $30,000 and additional paid-in capital of $307,015. During the year ended December 31, 2024, the Company received $237,015 of equity capital, recorded as common stock of $30,000 and additional paid-in capital of $207,015.

Note 6 — Income Taxes

For the year ended December 31, 2025, the Company reported a taxable loss and recorded no current or deferred income tax provision. Total tax reported on the Company's Form 1120 for 2025 was $0. The Company's book net loss of $163,829 for 2025 differs from its taxable loss of $78,923 primarily because organizational and start-up costs are expensed as incurred for financial-reporting purposes but are capitalized and amortized over 15 years for federal income tax purposes (an $83,994 difference for 2025), and, to a lesser extent, the 50% limitation on the deductibility of meals ($912). As of December 31, 2025, the Company had a federal net operating loss carryforward of approximately $157,538 (December 31, 2024: $78,615) available to offset future taxable income, which under current law may be carried forward indefinitely (subject to an 80% of taxable income limitation). In addition, the Company has deferred tax assets arising from the unamortized tax basis of its capitalized start-up and organizational costs (which have been expensed for book purposes) and from the net operating loss carryforward. A full valuation allowance has been established against the Company's net deferred tax assets, as management has determined that it is more likely than not that they will not be realized.

Note 7 — Going Concern and Liquidity

The Company incurred a net loss of $163,829 and used $205,096 of cash in operating activities during the year ended December 31, 2025, and had an accumulated deficit of $278,416 as of December 31, 2025. The Company had $13,688 of cash and positive working capital of $58,599 at year end. The Company intends to fund operations through the proceeds of a securities offering conducted under Section 4(a)(6) of the Securities Act (Regulation Crowdfunding), continued capital support from its founder, and revenue from operations. There can be no assurance that the Company will achieve or sustain profitability or that additional financing will be available on acceptable terms.

Note 8 — Subsequent Events

Management has evaluated subsequent events through the date these financial statements were available to be issued and is not aware of any events requiring recognition or disclosure other than the contemplated Regulation Crowdfunding offering described in Note 7.

These financial statements are unaudited and are presented in U.S. dollars. They have been prepared by management of 20Slash20, Inc. for inclusion in a Form C offering statement filed under Regulation Crowdfunding.

20Slash20, Inc. — Form C Offering Statement — Offering conducted through Mr. Crowd (Ksdaq Inc.), a registered funding portal. This document contains forward-looking statements and is qualified in its entirety by the risk factors and disclosures set forth herein.